               Filer:  DEAN WITTER SELECT EQUITY TRUST

                 SELECT 10 INDUSTRIAL PORTFOLIO 97-2A

                 Investment Company Act No. 811-5065

                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                               FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust:

          DEAN WITTER SELECT EQUITY TRUST,
          SELECT 10 INDUSTRIAL PORTFOLIO 97-2A

     B.   Name of Depositor:

          DEAN WITTER REYNOLDS INC.

     C.   Complete address of Depositor's principal executive office:

          DEAN WITTER REYNOLDS INC.
          Two World Trade Center
          New York, New York  10048

     D.   Name and complete address of agents for service:

          MR. MICHAEL D. BROWNE
          DEAN WITTER REYNOLDS INC.
          Unit Trust Department
          Two World Trade Center - 59th Floor
          New York, New York  10048

          Copy to:

          KENNETH W. ORCE, ESQ.
          CAHILL GORDON & REINDEL
          80 Pine Street
          New York, New York  10005

     E.   Total and amount of securities being registered:

          An indefinite number of Units of Beneficial Interest pursu-ant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended



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     F.   Proposed maximum offering price to the public of the securi-
          ties being registered:

          Indefinite

     G.   Amount of filing fee:

          N/A

     H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REG-ISTRATION STATEMENT.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effec-tive date until the registrant shall file a further amend-ment which specifically states that this Registration State-ment shall thereafter become effective in accordance with
          Section 8(a) of the Securities Act of 1933 or until the Reg-istration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




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                   DEAN WITTER SELECT EQUITY TRUST,
                 SELECT 10 INDUSTRIAL PORTFOLIO 97-2A

                        Cross Reference Sheet

               Pursuant to Rule 404(c) of Regulation C
                   under the Securities Act of 1933

             (Form N-8B-2 Items required by Instruction 1
                    as to Prospectus on Form S-6)

Form N-8B-2                             Form S-6
Item Number                             Heading in Prospectus


     I.   ORGANIZATION AND GENERAL INFORMATION

1.   (a) Name of Trust                ) Front Cover
     (b) Title of securities issued   )

2.   Name and address of Depositor    ) Table of Contents

3.   Name and address of Trustee      ) Table of Contents

4.   Name and address of principal    ) Table of Contents
     Underwriter                      )

5.   Organization of Trust            ) Introduction

6.   Execution and termination of     ) Introduction;
     Indenture                        ) Amendment and
                                      ) Termination of
                                      ) the Indenture

7.   Changes of name                  ) Included in Form
                                      ) N-8B-2

8.   Fiscal Year                      ) Included in Form
                                      ) N-8B-2

9.   Litigation                       ) *

     II.  GENERAL DESCRIPTION OF THE TRUST
          AND SECURITIES OF THE TRUST



_________________________
*    Not applicable, answer negative or not required.



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10.  General Information regarding    )
     Trust's Securities and Rights    )
     of Holders                       )

     (a)  Type of Securities          ) Rights of Unit Holders
          (Registered or Bearer)      )

     (b)  Type of Securities          ) Administration of the
          (Cumulative or              ) Trust-Distribution
          Distributive)               )

     (c)  Rights of Holders as to     ) Redemption; Public
          withdrawal or redemption    ) Offering of Units-
                                      ) Secondary Market

     (d)  Rights of Holders as to     ) Public Offering of
          conversion, transfer,       ) Units - Secondary
          partial redemption and      ) Market; Exchange
          similar matters             ) Option; Redemption;
                                      ) Rights of Unit Holders -
                                      ) Certificates

     (e)  Lapses or defaults with     ) *
          respect to periodic payment )
          plan certificates           )

     (f)  Voting rights as to Secu-   ) Rights of Unit Holder
          rities under the Indenture  ) - Certain Limitations;
                                      ) Amendment and Termination
                                      ) of the Indenture

     (g)  Notice to Holders as to     )
          change in                   )

          (1)  Composition of assets  ) Administration of the
               of Trust               ) Trust - Reports to Unit
                                      ) Holders; The Trust -
                                      ) Summary Description
                                      ) of the Portfolios
          (2)  Terms and Conditions   ) Amendment and Termination
               of Trust's Securities  ) of the Indenture
          (3)  Provisions of          ) Amendment and Termination
               Indenture              ) of the Indenture
          (4)  Identity of Depositor  ) Sponsor; Trustee
               and Trustee            )


_________________________
*    Not applicable, answer negative or not required.



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     (h)  Security Holders Consent    )
          required to change          )

          (1)  Composition of assets  ) Amendment and Termination
               of Trust               ) of the Indenture
          (2)  Terms and conditions   ) Amendment and Termination
               of Trust's Securities  ) of the Indenture
          (3)  Provisions of          ) Amendment and Termination
               Indenture              ) of the Indenture
          (4)  Identity of Depositor  ) *
               and Trustee            )

     (i)  Other principal features    ) Cover of Prospectus;
          of the Trust's Securities   ) Tax Status

11.  Type of securities comprising    ) The Trust - Summary
     units                            ) Description of
                                      ) the Portfolios;
                                      ) Objectives and
                                      ) Securities Selection;
                                      ) The Trust - Special
                                      ) Considerations

12.  Type of securities comprising    ) *
     periodic payment certificates    )

13.  (a)  Load, fees, expenses, etc.  ) Summary of Essential
                                      ) Information; Public
                                      ) Offering of Units - Public
                                      ) Offering Price; - Profit
                                      ) of Sponsor; - Volume
                                      ) Discount; Expenses and
                                      ) Charges

     (b)  Certain information         ) *
          regarding periodic payment  )
          certificates                )

     (c)  Certain percentages         ) Summary of Essential
                                      ) Information;
                                      ) Public Offering of
                                      ) Units - Public
                                      ) Offering Price;
                                      ) - Profit of Sponsor;
                                      ) - Volume Discount


_________________________
*    Not applicable, answer negative or not required.



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     (d)  Price differentials         ) Public Offering of
                                      ) Units - Public
                                      ) Offering Price

     (e)  Certain other loads, fees,  ) Rights of Unit Holders -
          expenses, etc.              ) Certificates
          payable by holders          )

     (f)  Certain profits receivable  ) Redemption - Purchase by
          by depositor, principal     ) the Sponsors of Units
          underwriters, trustee or    ) Tendered for Redemption
          affiliated persons          )

     (g)  Ratio of annual charges to  ) *
          income                      )

14.  Issuance of trust's securities   ) Introduction; Rights of
                                      ) Unit Holders - Certifi-
                                      ) cates

15.  Receipt and handling of          ) Public Offering of Units -
     payments from purchasers         ) Profit of Sponsor

16.  Acquisition and disposition of   ) Introduction;
     underlying securities            ) Amendment and
                                      ) Termination of the
                                      ) Indenture; Objectives
                                      ) and Securities Selection;
                                      ) The Trust - Summary
                                      ) Description of
                                      ) the Portfolio;
                                      ) Sponsor - Responsibility

17.  Withdrawal or redemption         ) Redemption;
                                      ) Public Offering of Units -
                                      ) Secondary Market

18.  (a)  Receipt and disposition of  ) Administration of the
          income                      ) Trust; Reinvestment
                                      ) Programs

     (b)  Reinvestment of distribu-   ) Reinvestment
          tions                       ) Programs

     (c)  Reserves or special fund    ) Administration of the
                                      ) Trust - Distribution

_________________________
*    Not applicable, answer negative or not required.



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     (d)  Schedule of distribution    ) *

19.  Records, accounts and report     ) Administration of the
                                      ) Trust-Records and
                                      ) Accounts; - Reports to
                                      ) Unit Holders

20.  Certain miscellaneous provi-     ) Amendment and Termination
     sions of trust agreement         ) of the Indenture; Sponsor
                                      ) - Limitation on Liability
                                      ) - Resignation; Trustee
                                      ) - Limitation on Liability
                                      ) - Resignation

21.  Loans to security holders        ) *

22.  Limitations on liability of      ) Sponsor, Trustee;
     depositor, trustee, custodian,   ) Evaluator - Limitation on
     etc.                             ) Liability

23.  Bonding arrangements             ) Included in Form N-8B-2

24.  Other material provisions of     ) *
     trust agreement                  )

     III. ORGANIZATION PERSONNEL AND AFFILIATED
          PERSONS OF DEPOSITOR

25.  Organization of Depositor        ) Sponsor

26.  Fees received by Depositor       ) Expenses and Charges -
                                      ) fees; Public Offering of
                                      ) Units - Profit of Sponsor

27.  Business of Depositor            ) Sponsor and
                                      ) Included in Form N-8B-2

28.  Certain information as to        ) Included in Form N-8B-2
     officials and affiliated         )
     persons of Depositor             )

29.  Voting securities of Depositor   ) Included in Form N-8B-2

30.  Persons controlling Depositor    ) *

31.  Compensation of Officers and     ) *
     Director of Depositor            )
_________________________
*    Not applicable, answer negative or not required.



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32.  Compensation of Directors of     ) *
     Depositor                        )

33.  Compensation of employees of     ) *
     Depositor                        )

34.  Remuneration of other persons    ) *
     for certain services rendered    )
     to trust                         )

     IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of trust's          ) Public Offering of Units -
     securities by states             ) Public Distribution

36.  Suspension of sales of trust's   ) *
     securities                       )

37.  Revocation of authority to       ) *
     distribute                       )

38.  (a)  Method of distribution      ) Public Offering of Units
     (b)  Underwriting agreements     )
     (c)  Selling agreements          )

39.  (a)  Organization of principal   ) Sponsor
          underwriter                 )
     (b)  N.A.S.D. membership of      )
          principal underwriter       )

40.  Certain fees received by         ) Public Offering of Units -
     principal underwriter            ) Profit of Sponsor

41.  (a)  Business of principal       ) Sponsor
          underwriter                 )
     (b)  Branch offices of           ) *
          principal underwriter       )
     (c)  Salesman of principal       ) *
          underwriter                 )

42.  Ownership of trust's securities  ) *
     by certain persons               )

43.  Certain brokerage commissions    ) *
     received by principal            )
     underwriter                      )

_________________________
*    Not applicable, answer negative or not required.



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44.  (a)  Method of valuation         ) Public Offering of Units
     (b)  Schedule as to offering     ) *
          price                       )
     (c)  Variation in offering       ) Public Offering of Units
          price to certain persons    ) - Volume Discount; Exchange
                                      ) option

45.  Suspension of redemption rights  ) *

46.  (a)  Redemption valuation        ) Public Offering of Units -
                                      ) Secondary Market; Redemp-
                                      ) tion
     (b)  Schedule as to redemption   ) *
          price                       )

47.  Maintenance of position in       ) See items 10(d), 44
     underlying securities            ) and 46

     V.   INFORMATION CONCERNING THE TRUSTEE
          OR CUSTODIAN

48.  Organization and regulation of   ) Trustee
     Trustee

49.  Fees and expenses of Trustee     ) Expenses
                                      ) and Charges

50.  Trustee's lien                   ) Expenses and Charges

     VI.  INFORMATION CONCERNING INSURANCE OF
          HOLDERS OF SECURITIES

51.  (a)  Name and address of         ) *
          Insurance Company           )
     (b)  Type of policies            ) *
     (c)  Type of risks insured and   ) *
          excluded                    )
     (d)  Coverage of policies        ) *
     (e)  Beneficiaries of policies   ) *
     (f)  Terms and manner of         ) *
          cancellation                )
     (g)  Method of determining       ) *
          premiums                    )
     (h)  Amount of aggregate         ) *
          premiums paid               )
     (i)  Persons receiving any part  ) *
          of premiums                 )
_________________________
*    Not applicable, answer negative or not required.



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     (j)  Other material provisions   ) *
          of the Trust relating to    )
          insurance                   )

     VII. POLICY OF REGISTRANT

52.  (a)  Method of selecting and     ) Introduction
          eliminating securities from ) Objectives and Securities
          the Trust                   ) Selection; The Trust
                                      ) - Summary Description of
                                      ) the Portfolio
                                      ) Sponsor - Responsibility


     (b)  Elimination of securities   ) *
          from the Trust              )
     (c)  Substitution and elimina-   ) Introduction
          tion of securities from     ) Objectives and
          the Trust                   ) Securities Selection;
                                      ) Sponsor - Responsibility;
     (d)  Description of any funda-   ) *
          mental policy of the Trust  )

53.  Taxable status of the Trust      ) Cover of Prospectus;
                                      ) Tax Status

     VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Information regarding the        ) *
     Trust's past ten fiscal years    )

55.  Certain information regarding    ) *
     periodic payment plan certifi-   )
     cates                            )

56.  Certain information regarding    ) *
     periodic payment plan certifi-   )
     cates                            )

57.  Certain information regarding    ) *
     periodic payment plan certifi-   )
     cates                            )




_________________________
*    Not applicable, answer negative or not required.




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58.  Certain information regarding    ) *
     periodic payment plan certifi-   )
     cates                            )

59.  Financial statements             ) Statement of Financial
     (Instruction 1(c) to Form S-6)   ) Condition






_________________________
*    Not applicable, answer negative or not required.




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               SUBJECT TO COMPLETION MARCH 13, 1997

__________________________________________________________________

                 DEAN WITTER SELECT EQUITY TRUST
               SELECT 10 INDUSTRIAL PORTFOLIO 97-2A
                    A "UNIT INVESTMENT TRUST"

__________________________________________________________________

          The attached final prospectus for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 97-2 is hereby used as a preliminary prospectus for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 97-2A. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary infor-mation regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

          Investors should contact account executives of the Spon-sor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

          OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.








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                 DEAN WITTER SELECT EQUITY TRUST,
               SELECT 10 INDUSTRIAL PORTFOLIO 97-2


          The prospectus dated March 3, 1997, File No. 333-20267, is hereby incorporated by reference herein.




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PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                CONTENTS OF REGISTRATION STATEMENT

          This registration statement on Form S-6 comprises the following documents:

          The facing sheet.

          The Cross Reference Sheet.

          The Prospectus.

          The signatures.

          Written consents of the following persons:

               ` Cahill Gordon & Reindel (included in Exhibit 5)

               ` Deloitte & Touche LLP

The following Exhibits:

    ***EX-3(i)   Certificate of Incorporation of Dean Witter
                 Reynolds Inc.

    ***EX-3(ii)  By-Laws of Dean Witter Reynolds Inc.

      *EX-4.1    Trust Indenture and Agreement, dated
                 September 30, 1993.

     **EX-4.2    Draft of Reference Trust Agreement.

   ****EX-5 Opinion of counsel as to the legality of the securities being registered.

   ****EX-23.1   Consent of Independent Auditors.

   ****EX-23.2   Consent of Cahill Gordon & Reindel (included in
                 Exhibit 5).
___________________________

* The Trust Indenture and Agreement is incorporated by refer-ence to exhibit of same designation filed with the Securi-ties and Exchange Commission as an exhibit to the Registra-tion Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration number 33-50105.
**    Filed herewith.
*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.
****  To be filed by amendment.



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                           SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933, the registrant, Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 97-2A, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 13th day of March, 1997.

                              DEAN WITTER SELECT EQUITY TRUST,
                              SELECT 10 INDUSTRIAL PORTFOLIO 97-2A
                              (Registrant)

                              By: Dean Witter Reynolds Inc.
                                  (Depositor)




                                  Michael Browne
                                  Michael Browne
                                  Authorized Signatory





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          Pursuant to the requirements of the Securities Act of
1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who con-stitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 13th day of March, 1997.

                                        DEAN WITTER REYNOLDS INC.

Name                               Office
_______                            ________


Philip J. Purcell                  Chairman & Chief )
                                   Executive Officer)
                                   and Director***  )

Richard M. DeMartini               Director***
Robert J. Dwyer                    Director***
Christine A. Edwards               Director***
Charles A. Fiumefreddo             Director**
James F. Higgins                   Director***
Mitchell M. Merin                  Director*
Stephen R. Miller                  Director***
Richard F. Powers III              Director*
Philip J. Purcell                  Director***
Thomas C. Schneider                Director**
William B. Smith                   Director**

                                   By:  Michael Browne
                                        Michael Browne
_____________________                   Attorney-in-fact*, **, ***

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 97-1, File No. 333-16839.

** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Port-folio 96-4, File No. 333-10499.

*** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Select




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     Equity Trust, Select 10 International Series 95-1, File No.
     33-56389.




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                             Exhibit Index
                                  To
                               Form S-6
                        Registration Statement
                   Under the Securities Act of 1933


Exhibit No.                   Document

 ***EX-3(i)         Certificate of Incorporation
                    of Dean Witter Reynolds Inc.

 ***EX-3(ii)        By-Laws of Dean Witter
                    Reynolds Inc.

   *EX-4.1          Trust Indenture and Agreement,
                    dated September 30, 1993.

  **EX-4.2          Draft of Reference Trust
                    Agreement.

****EX-5            Opinion of counsel as to the
                    legality of the securities
                    being registered.

****EX-23.1         Consent of Independent
                    Auditors.

****EX-23.2         Consent of Cahill Gordon &
                    Reindel (included in
                    Exhibit 5).

___________________________

* The Trust Indenture and Agreement is incorporated by ref-erence to exhibit of same designation filed with the Secu-rities and Exchange Commission as an exhibit to the Regis-tration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration number 33-50105.

**    Filed herewith.

*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.




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****  To be filed by amendment.